FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4
Item 2. Date of Material Change
February 23, 2021
Item 3. News Release
A press release announcing the change referred to in this report was issued on February 23, 2021. The press release was disseminated via Business Wire and subsequently filed on the Company's SEDAR profile.
Item 4. Summary of Material Change
On February 23, 2021, Sierra Wireless reports fourth quarter and full year 2020 results.
Item 5. Full Description of Material Change

Sierra Wireless Reports Fourth Quarter and Full Year 2020 Results
Recurring and Other Services revenue represented 27% of total revenue in Q4 2020
Revenue, excluding the Automotive Business, decreased slightly at 3.7% to $120.5 million in the fourth quarter of 2020 as compared to $125.1 million in the fourth quarter of 2019.
Quarterly revenue for our two business segments were as follows:
(i) Revenue from IoT Solutions decreased 3.6% to $87.6 million as compared to $90.9 million in the fourth quarter of 2019. The decrease was primarily due to lower hardware sales in Enterprise gateway products and Integrated IoT Solutions modules. Within the IoT Solutions segment, recurring and other services revenue was up 25.1% in the fourth quarter of 2020 compared to the same period in 2019 due to growth in connected devices and the addition of the M2M Group in Australia.
(ii) Revenue from Embedded Broadband decreased 3.8% to $32.9 million as compared to $34.2 million in the fourth quarter of 2019. The decrease was primarily a reflection of lower mobile computing and networking sales due to previously communicated design losses of two higher-margin computing customers. The fourth quarter of 2020 is the last period impacted by these design losses.
Product revenue was $87.9 million in the fourth quarter of 2020, representing 72.9% of consolidated revenue and Recurring and other services revenue was $32.6 million, representing 27.1% of consolidated revenue.
In accordance with U.S. GAAP, the results of operations of the Automotive Business are reported as discontinued operations in our consolidation statements of operations and comprehensive loss for the years ended December 31, 2020 and 2019.

Non-GAAP financial measures referred to in this news release are labeled as "non-GAAP measure" or designated as such with an asterisk (*). Please see "Non-GAAP Financial Measures" for explanations of why the Company uses these non-GAAP measures and "Reconciliation of GAAP and Non-GAAP Results by Quarter" for reconciliation to the most comparable GAAP financial measures.
Fourth Quarter 2020 Financial Highlights
•Gross margin was 36.0% in the fourth quarter of 2020 as compared to 35.8% in the fourth quarter of 2019. The modest increase was driven by changes in product and customer mix in our Embedded Broadband and IoT Solutions segment.
•IoT Solutions gross margin was 38.5% in the fourth quarter of 2020 as compared to 37.0% in the fourth quarter of 2019 due to higher volume in connected devices.
•Embedded Broadband margin was 29.3% in the fourth quarter of 2020 as compared to 32.5% in the fourth quarter of 2019 due to lower volume in higher-margin mobile computing and networking sales from design losses of two higher-margin mobile computing customers discussed above.
•Operating expenses, excluding the Automotive Business, were $65.7 million in the fourth quarter of 2020 as compared to $61.9 million in the fourth quarter of 2019. In the fourth quarter of 2020, we recorded COVID-19 related government grants of $1.0 million.
•Net loss from continuing operations was $11.2 million in the fourth quarter of 2020 as compared to $15.3 million in the fourth quarter of 2019 due higher tax recovery and foreign exchange gain, partially offset by higher restructuring and administration expenses.
•Adjusted net loss from continuing operations* was $7.0 million, or loss of $0.19 per share, which was in-line with the same comparative period in 2019.
•Adjusted EBITDA* was a loss of $2.9 million in the fourth quarter of 2020 as compared to a loss of $3.2 million in the fourth quarter of 2019.
•During the fourth quarter of 2020, we repaid short-term borrowings and long-term debt for a total of $34.4 million.
Cash and cash equivalents and restricted cash at the end of the fourth quarter of 2020 were $171.4 million, an increase of $99.4 million compared to $72.0 million (including cash held for sale) at the end of the third quarter of 2020. The increase in cash was mainly due to net proceeds from the sale of our Automotive Business, partially offset by repayment of short-term borrowings and long-term debt, acquisition of M2M New Zealand, purchase of treasury shares for RSU distribution and capital expenditures.
Full Year 2020 Financial Highlights
•Total revenue decreased 18.0% to $448.6 million as compared to 2019. The lower revenue in 2020 is primarily attributable to the impact of the Covid-19 pandemic, lower mobile computing module sales from design losses discussed above, and tight component supply primarily in the late third and fourth quarter of 2020.
•Gross margin was 35.4% as compared to 36.1% in 2019. In 2020, gross margin was impacted by unfavorable shift in product and customer mix. IoT Solution gross margin percentage was consistent year-over-year and Embedded Broadband gross margin was 30.4% as compared to 33.8% in 2019 due to lower sales of higher-margin percentage mobile computing and networking modules.
•Operating expenses were $246.8 million as compared to $261.7 million in 2019. In 2020, we recorded government grants under the Canada Emergency Wage Subsidy of $6.3 million and other COVID-19 related subsidies of $0.9 million, totaling $7.2 million. Total number of employees decreased by 19.2% from 1,300 to 1,050 in 2020. We are on track to meeting our operating expense reduction targets.
•Net loss from continuing operations was $70.2 million which was mostly inline with 2019.
•Adjusted net loss from continuing operations* was $51.0 million, or loss of $1.40 per share as compared to $6.0 million, or loss of $0.17 per share in 2019. The decrease was primarily attributable to the impact of

COVID-19 pandemic and lower mobile computing module sales from design losses discussed above, and tight component supply primarily in the late third and fourth quarter of 2020.
•Adjusted EBITDA* was a loss of $34.9 million as compared to income of $9.8 million in 2019.
Change in Reportable Segments
During the first quarter of 2021, we revised our reportable segments to better reflect the way the Company manages its business. We reorganized our reportable segments in order to better align our various businesses for future growth and streamline operations. We will classify our operations into the following two reportable segments: IoT Solutions and Enterprise Solutions. Our new IoT Solutions segment will be comprised of our portfolio of cellular modules from LPWA through to high-speed embedded 5G broadband modules with IoT connectivity, solutions and software. The Enterprise Solutions segment will be comprised of our gateways, asset tracking and monitoring business and our Enterprise connectivity, solutions and software. See "Supplemental Financial Information" on page 12 for more information.
Divestiture of Automotive Business
On July 23, 2020, we entered into a definitive agreement with Rolling Wireless (H.K.) Limited ("Rolling Wireless"), a consortium led by Fibocom Wireless Inc. of Shenzhen to divest our Shenzhen, China-based automotive embedded module product line ("Automotive Business"). On November 18, 2020, we completed this transaction for total gross proceeds of $165.0 million in cash, subject to working capital adjustments, including $10.0 million of proceeds held in escrow that we recorded in restricted cash and was released on January 8, 2021.
Financial Guidance
The impact of the COVID-19 pandemic on our global business continues to remain uncertain. While we continue to evaluate the effects of COVID-19 on our business, the overall severity and duration of adverse impacts related to COVID-19 on our business, financial condition, cash flows and/or results of operations for the first quarter 2021 and beyond cannot be reasonably estimated at this time. The ultimate size of the impact of the COVID-19 pandemic on our business will depend on future developments which cannot be currently predicted.
Regarding the First Quarter of 2021, we expect our revenue to be in-line with Street consensus of $109.9 million. There is strong demand for our products and services in the First Quarter and we have secured hardware orders and recurring revenue that is approximately 15% above Street Consensus for Q1’21. However, we are facing a very tight global supply chain environment that is constraining our ability to source components and fully deliver to this level of demand.
This non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described in our regulatory filings. See "Cautionary Note Regarding Forward-Looking Statements" below.

Non-GAAP Financial Measures
Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.
Our non-GAAP financial measures included in this press release are adjusted net earnings (loss) from continuing operations*, adjusted basic and diluted net earnings (loss) per share from continuing operations*and adjusted EBITDA* (earnings before interest, taxes, depreciation and amortization).
Adjusted net earnings (loss) from continuing operations* excludes the impact of stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, acquisition-related and integration costs, government grants related to COVID-19 relief, impairment, certain other non-recurring costs or recoveries, acquisition-related amortization, the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts, and certain tax adjustments.
Adjusted EBITDA* is defined as net earnings (loss) from continuing operations plus stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, acquisition-related and integration costs, government grants related to COVID-19 relief, impairment, certain other non-recurring costs or recoveries, amortization, interest and other income (expense), foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, and income tax expense (recovery). Adjusted EBITDA* is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.
We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance.
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this material change report are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our financial guidance for our first quarter and fiscal year 2021; the impact of COVID-19 on customer demand, our supply chain, manufacturing capacity, our ability to meet customer demand and our financial results; expectations regarding post-COVID-19 recovery; our business outlook for the short and long term; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things ("IoT") solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; expectations regarding the launch of fifth generation cellular embedded modules and gateways and corporate update. In particular, this press release describes our revenue targets, which are forward-looking statements and are subject to the assumptions, risks and uncertainties described below. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.
Forward-looking statements:
• Typically include words and phrases about the future such as "outlook", "will", "may", “expects”, “is expected”,
“anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.
• Are not promises or guarantees of future performance. They represent our current views and may change significantly.
• Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
•the scope and duration of the COVID-19 pandemic and its impact on our business;
•our ability to return to normal operations after the COVID-19 pandemic has subsided;
•expected component supply constraints and manufacturing capacity;
•customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
•our ability to realize the anticipated benefits of the recent divestiture of the automotive product line (the "Sale Transaction");
•our ability to effect and to realize the anticipated benefits of our business transformation initiatives, and the timing thereof;
•our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
•expected macro-economic business conditions;
•expected cost of sales;
•our ability to win new business;
•our ability to integrate acquired businesses and realize expected benefits;
•our ability to renew or obtain credit facilities when required;
•expected deployment of next generation networks by wireless network operators;
•our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and
•expected tax and foreign exchange rates.

•Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:
•prolonged negative impact from COVID-19;
•our access to capital, if required;
•competition from new or established competitors or from those with greater resources;
•natural catastrophes or public health epidemics that could impact customer demand, result in production disruption and impact our ability to meet customer demand or capacity to continue critical operations;
•risks that the Sale Transaction may fail to realize the expected benefits;
•the loss of, or significant demand fluctuations from, any of our significant customers;
•our financial results being subject to fluctuation;
•our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;
•our ability to respond to changing technology, industry standards and customer requirements;
•failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;
•deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;
•our ability to attract or retain key personnel and the impact of organizational changes on our business;
•cyber-attacks or other breaches of our information technology security;
•risks related to the transmission, use and disclosure of user data and personal information;
•disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
•risks that the acquisition of the M2M Group and M2M New Zealand or our investments and partnerships may fail to realize the expected benefits;
•risks related to infringement on intellectual property rights of others;
•our ability to obtain necessary rights to use software or components supplied by third parties;
•our ability to enforce our intellectual property rights;
•our reliance on single source suppliers for certain components used in our products;
•our dependence on a limited number of third party manufacturers;
•unanticipated costs associated with litigation or settlements;
•our dependence on mobile network operators to promote and offer acceptable wireless data services;
•risks related to contractual disputes with counterparties;
•risks related to governmental regulation;
•risks inherent in foreign jurisdictions; and
•risks related to tariffs or other trade restrictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is a solution to help a business securely connect edge devices to the cloud, or a software/API solution to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,050 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.
“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
Revenue
loT Solutions	$87,604	$90,937	$327,323	$377,808
Embedded Broadband	32,874	34,170	121,265	169,468
	120,478	125,107	448,588	547,276
Cost of Sales
loT Solutions	53,876	57,272	205,419	237,650
Embedded Broadband	23,236	23,075	84,418	112,140
	77,112	80,347	289,837	349,790
Gross margin	43,366	44,760	158,751	197,486

Expenses
Sales and marketing	21,663	21,070	86,481	87,185
Research and development	20,878	20,787	82,029	78,761
Administration	13,402	11,273	48,513	47,127
Restructuring	4,800	2,251	8,740	26,262
Acquisition-related and integration	115	274	440	974
Impairment	—	877	—	877
Amortization	4,829	5,356	20,584	20,554
	65,687	61,888	246,787	261,740
Loss from operations	(22,321)	(17,128)	(88,036)	(64,254)
Foreign exchange gain (loss)	3,734	1,661	8,003	(1,224)
Other expense	(564)	(111)	(2,027)	(307)
Loss before income taxes	(19,151)	(15,578)	(82,060)	(65,785)
Income tax expense (recovery)	(7,984)	(262)	(11,909)	8,878
Net loss from continuing operations	$(11,167)	$(15,316)	$(70,151)	$(74,663)
Net earnings from discontinued operations	12,123	4,398	20,810	4,125
Net earnings (loss)	$956	$(10,918)	$(49,341)	$(70,538)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	5,514	3,177	7,636	(4,070)
Comprehensive earnings (loss)	$6,470	$(7,741)	$(41,705)	$(74,608)

Net earnings (loss) per share (in dollars)
Continuing operations	$(0.31)	$(0.42)	$(1.93)	$(2.06)
Discontinued operations	0.33	0.12	0.57	0.11
	$0.03	$(0.30)	$(1.36)	$(1.95)
Weighted average number of shares outstanding (in thousands)
Basic	36,534	36,222	36,393	36,166
Diluted	36,534	36,222	36,393	36,166

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)

	As at December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$160,560	$71,164
Restricted cash	10,864	3,629
Accounts receivable	68,575	94,491
Inventories	32,815	36,334
Prepaids and other	11,933	10,858
Assets held for sale	—	67,586
	284,747	284,062
Property and equipment, net	31,412	27,577
Operating lease right-of-use assets	20,068	25,466
Intangible assets, net	78,081	70,072
Goodwill	175,545	154,381
Deferred income taxes	1,135	1,779
Other assets	10,383	9,982
Long-term assets held for sale	—	66,021
	$601,371	$639,340
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$162,138	$149,596
Deferred revenue	9,862	9,190
Liabilities held for sale	—	25,380
	172,000	184,166
Long-term obligations	45,646	43,407
Operating lease liabilities	17,054	25,154
Deferred income taxes	10,258	4,921
Long-term liabilities held for sale	—	367
	244,958	258,015
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
36,619,439 shares (December 31, 2019 — 36,233,361 shares)	441,999	435,532
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 46,505 shares (December 31, 2019 — 44,487 shares)	(542)	(370)
Additional paid-in capital	49,489	38,212
Retained deficit	(128,953)	(78,833)
Accumulated other comprehensive loss	(5,580)	(13,216)
	356,413	381,325
	$601,371	$639,340

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$956	$(10,918)	$(49,341)	$(70,538)
Items not requiring (providing) cash
Amortization	7,053	8,573	32,345	33,177
Stock-based compensation	7,815	1,801	19,940	12,930
Deferred income taxes	(1,294)	(93)	(1,150)	8,711
Impairment	—	877	—	877
Gain on sale of Automotive business	(27,137)	—	(27,137)	—
Unrealized foreign exchange loss (gain)	(4,891)	(958)	(8,808)	1,122
Other	196	570	43	1,218
Changes in non-cash working capital
Accounts receivable	2,468	156	1,232	37,965
Inventories	13,222	6,264	10,997	(3,712)
Prepaids and other	5,032	(1,111)	7,646	(8,611)
Accounts payable and accrued liabilities	(2,851)	(12,566)	7,771	(12,069)
Deferred revenue	99	1,113	(1,305)	5,792
Cash flows provided by (used in) operating activities	668	(6,292)	(7,767)	6,862
Investing activities
Additions to property and equipment	(6,809)	(4,691)	(18,952)	(16,494)
Additions to intangible assets	(1,049)	(801)	(3,023)	(3,779)
Proceeds from sale of property and equipment	29	11	281	98
Proceeds from sale of Automotive Business, net	144,156	—	144,156	—
Proceeds from sale of investment	—	3,303	—	3,303
Proceeds from sale of iTank business	—	—	—	500
Acquisitions, net of cash acquired:
M2M Group	—	—	(18,391)	—
M2M New Zealand	(3,468)	—	(3,468)	—
Cash flows provided by (used in) investing activities	132,859	(2,178)	100,603	(16,372)
Financing activities
Issuance of common shares, net of issuance cost	1,081	161	1,964	488
Purchase of treasury shares for RSU distribution	(2,038)	(348)	(2,802)	(674)
Taxes paid related to net settlement of equity awards	(339)	(86)	(1,530)	(941)
Proceeds from long-term debt	—	—	9,383	—
Repayment of long-term debt	(9,383)	—	(9,383)	—
Repayment of short-term borrowings	(25,000)	—	—	—
Decrease in other long-term obligations	(171)	(130)	(405)	(535)
Cash flows used in financing activities	(35,850)	(403)	(2,773)	(1,662)
Effect of foreign exchange rate changes on cash and cash equivalents	1,775	835	2,278	958
Cash, cash equivalents and restricted cash, increase (decrease) in the year	99,452	(8,038)	92,341	(10,214)
Cash, cash equivalents and restricted cash, beginning of year	71,972	87,121	79,083	89,297
Cash, cash equivalents and restricted cash, end of year	$171,424	$79,083	$171,424	$79,083

SIERRA WIRELESS, INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2020				2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net earnings (loss) from continuing operations - GAAP	$(11,167)	$(14,483)	$(17,291)	$(27,210)	$(15,316)	$(19,761)	$(28,961)	$(10,625)
Stock-based compensation and related social taxes	6,461	5,085	3,256	3,200	1,773	3,763	3,979	3,300
Phantom RSU expense	691	261	141	74	35	55	76	44
Restructuring	4,800	3,089	245	606	2,251	4,588	18,083	1,340
Acquisition-related and integration	115	140	185	—	274	291	314	95
COVID-19 government relief	(954)	(6,298)	—	—	—	—	—	—
Impairment	—	—	—	—	877	—	—	—
Other non-recurring costs	330	299	152	87	795	279	662	1,167
Amortization	7,054	8,030	7,823	7,726	7,849	7,378	7,355	7,651
Interest and other (income) expense, net	564	988	283	192	111	122	105	(31)
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	(2,804)	(3,572)	(3,955)	2,836	(1,580)	2,953	(1,034)	698
Income tax expense (recovery)	(7,984)	(633)	427	(3,719)	(262)	3,864	5,160	116
Adjusted EBITDA*	$(2,894)	$(7,094)	$(8,734)	$(16,208)	$(3,193)	$3,532	$5,739	$3,755

Net earnings (loss) from continuing operations - GAAP	$(11,167)	$(14,483)	$(17,291)	$(27,210)	$(15,316)	$(19,761)	$(28,961)	$(10,625)
Stock-based compensation and related social taxes	6,461	5,085	3,256	3,200	1,773	3,763	3,979	3,300
Phantom RSU expense	691	261	141	74	35	55	76	44
Restructuring	4,800	3,089	245	606	2,251	4,588	18,083	1,340
Acquisition-related and integration	115	140	185	—	274	291	314	95
COVID-19 government relief	(954)	(6,298)	—	—	—	—	—	—
Impairment	—	—	—	—	877	—	—	—
Other non-recurring costs	330	299	152	87	795	279	662	1,167
Acquisition-related amortization	3,306	3,555	3,886	3,889	3,593	3,610	3,624	3,687
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	(2,804)	(3,572)	(3,955)	2,836	(1,580)	2,953	(1,034)	698
Income tax expense (recovery) adjustment	(7,784)	200	358	(2,696)	415	3,933	4,805	(129)
Adjusted earnings (loss) from continuing operations*	$(7,006)	$(11,724)	$(13,023)	$(19,214)	$(6,883)	$(289)	$1,548	$(423)

Weighted average number of shares (in thousands) - basic and diluted	36,534	36,417	36,341	36,277	36,222	36,179	36,156	36,106

Basic and diluted adjusted net earnings (loss) per share from continuing operations* (in dollars)	$(0.19)	$(0.32)	$(0.36)	$(0.53)	$(0.19)	$(0.01)	$0.04	$(0.01)

(1) Prior periods have been adjusted to include phantom RSU expense.

SIERRA WIRELESS, INC.
SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise indicated)	2020					2019
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

IoT Solutions
Revenue	$327,323	$87,604	$79,093	$81,836	$78,790	$377,808	$90,937	$93,439	$99,145	$94,287
Gross margin	$121,904	$33,728	$29,627	$30,538	$28,011	$140,158	$33,665	$35,203	$36,811	$34,479
Gross margin %	37.2%	38.5%	37.5%	37.3%	35.6%	37.1%	37.0%	37.7%	37.1%	36.6%
Embedded Broadband
Revenue	$121,265	$32,874	$34,278	$29,882	$24,231	$169,468	$34,170	$43,256	$46,520	$45,522
Gross margin	$36,847	$9,638	$9,825	$10,470	$6,914	$57,328	$11,095	$14,421	$16,170	$15,642
Gross margin %	30.4%	29.3%	28.7%	35.0%	28.5%	33.8%	32.5%	33.3%	34.8%	34.4%
Total
Revenue	$448,588	$120,478	$113,371	$111,718	$103,021	$547,276	$125,107	$136,695	$145,665	$139,809
Gross margin	$158,751	$43,366	$39,452	$41,008	$34,925	$197,486	$44,760	$49,624	$52,981	$50,121
Gross margin %	35.4%	36.0%	34.8%	36.7%	33.9%	36.1%	35.8%	36.3%	36.4%	35.8%
Revenue by Type:
Product	$332,544	$87,856	$83,560	$84,820	$76,308	$449,063	$99,024	$112,177	$120,859	$117,003
Recurring and other services	$116,044	$32,622	$29,811	$26,898	$26,713	$98,213	$26,083	$24,518	$24,806	$22,806

SUPPLEMENTAL FINANCIAL INFORMATION
2020 SEGMENTED RESULTS RECAST UNDER NEW REPORTABLE SEGMENTS

(In thousands of U.S. dollars, except where otherwise indicated)	2020
	Total	Q4	Q3	Q2	Q1

IoT Solutions (new)
Revenue	$306,917	$81,561	$79,345	$77,629	$68,382
Gross margin	$87,146	$23,343	$22,588	$23,030	$18,185
Gross margin %	28.4%	28.6%	28.5%	29.7%	26.6%
Enterprise Solutions
Revenue	$141,671	$38,917	$34,026	$34,089	$34,639
Gross margin	$71,605	$20,023	$16,864	$17,978	$16,740
Gross margin %	50.5%	51.5%	49.6%	52.7%	48.3%
Total
Revenue	$448,588	$120,478	$113,371	$111,718	$103,021
Gross margin	$158,751	$43,366	$39,452	$41,008	$34,925
Gross margin %	35.4%	36.0%	34.8%	36.7%	33.9%
(1) See "Change in Reportable Segments" on page 3.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7. Omitted Information
Not applicable
Item 8. Executive Officer
For further information, please contact
Samuel Cochrane, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1100.
Item 9. Date of Report
This material change report is dated as of February 26, 2021.